Mail Stop 6010


						July 22, 2005

Mr. Thomas W. Fry
Chief Financial Officer
Vasomedical, Inc.
180 Linden Avenue
Westbury, NY   11590


Re:	Vasomedical, Inc.
      Form 10-K for the fiscal year ended May 31, 2004
      Filed August 17, 2004
      File No. 0-18105

Dear. Mr. Fry:

	We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.


						Sincerely,


						Martin F. James
						Senior Assistant Chief Accountant